

07007072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- ~~47997~~ 52340 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 06/01/06 (MM/DD/YY) AND ENDING 05/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SVA FINANCIAL SERVICES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 JOHN Q. HAMMONS DRIVE
(No. and Street)

MADISON (City) WI (State) 53717 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED JUL 3 0 2007 WASH, D.C. 20

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK LANGWORTHY 608-826-2374
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY LLP
(Name – *if individual, state last, first, middle name*)

5601 GREEN VALLEY DRIVE, SUITE 700 (Address) MINNEAPOLIS (City) MN (State) 55437 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 8 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, MARK R. LANGWORTHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVA FINANCIAL SERVICES LLC, as of MAY 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO / FINANCIAL OPERATIONS PRINCIPAL

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
May 31, 2007 and 2006

# SVA Financial Services, LLC

**SVA FINANCIAL SERVICES, LLC**

Table of Contents

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EideBailly

CPAs & BUSINESS ADVISORS

## INDEPENDENT AUDITOR'S REPORT

To the Members
**SVA Financial Services, LLC**
Middleton, Wisconsin

We have audited the accompanying balance sheets of **SVA Financial Services, LLC** as of May 31, 2007 and 2006, and the related statements of operations, changes in member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **SVA Financial Services, LLC** as of May 31, 2007and 2006, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Eide Bailly LLP

Minneapolis, Minnesota
July 24, 2007



5601 Green Valley Dr., Ste. 700 ▮ Minneapolis, Minnesota 55437-1145 ▮ Phone 952.944.6166 ▮ Fax 952.944.8496 ▮ EOE

# SVA FINANCIAL SERVICES, LLC
## BALANCE SHEETS
## MAY 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash | $ 95,095 | $ 210,471 |
| Prepaid expenses | 1,690 | 5,399 |
| Total Current Assets | 96,785 | 215,870 |
| PROPERTY AND EQUIPMENT | | |
| Furniture & Equipment | - | 2,628 |
| Microcomputer Equipment | - | 1,920 |
| Less: accumulated depreciation | - | (1,078) |
| | - | 3,470 |
| OTHER ASSETS | | |
| Software, net of accumulated amortization of $856 and $489 in 2007 and 2006, respectively | 244 | 612 |
| | $ 97,029 | $ 219,952 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accounts payable | $ 1,292 | $ 1,416 |
| Accrued expenses | 59 | 16,129 |
| Deferred Salaries Payable | 43,920 | 54,783 |
| Due to related party | - | 19 |
| Total current liabilities | 45,271 | 72,347 |
| MEMBER'S EQUITY | | |
| Contributed capital | 170,500 | 170,500 |
| Retained earnings | (118,742) | (22,895) |
| | 51,758 | 147,605 |
| | $ 97,029 | $ 219,952 |

See Notes to Financial Statements

# SVA FINANCIAL SERVICES, LLC
## STATEMENTS OF OPERATIONS
## FOR THE YEARS ENDED MAY 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| INCOME | | |
| Commission income | $ 183,842 | $ 395,457 |
| Loss on sale of assets | (2,102) | - |
| | 181,740 | 395,457 |
| OPERATING EXPENSES | | |
| Salaries, others | 61,079 | 224,438 |
| Salaries, officers | 55,316 | 54,747 |
| Personnel expenses | 5,696 | 29,957 |
| Facilities expenses | 215 | 647 |
| Practice development | 414 | 3,164 |
| Consulting expense | 29,000 | 29,000 |
| Other operating expenses | 14,167 | 33,399 |
| Administrative expenses | 11,700 | 15,550 |
| | 177,587 | 390,902 |
| NET INCOME | $ 4,153 | $ 4,555 |

See Notes to Financial Statements

# SVA FINANCIAL SERVICES, LLC
## STATEMENTS OF CHANGES IN MEMBER'S EQUITY
## FOR THE YEARS ENDED MAY 31, 2007 AND 2006

| | Contributed Capital | Retained Earnings (Accumulated Deficit) | Total |
|---|---|---|---|
| BALANCE, MAY 31, 2005 | $ 170,500 | $ (27,450) | $ 143,050 |
| Contributions | - | - | - |
| Distributions | - | - | - |
| Net income | - | 4,555 | 4,555 |
| BALANCE, MAY 31, 2006 | 170,500 | (22,895) | 147,605 |
| Contributions | - | - | - |
| Distributions | - | (100,000) | (100,000) |
| Net income | - | 4,153 | 4,153 |
| **BALANCE, MAY 31, 2007** | **$ 170,500** | **$ (118,742)** | **$ 51,758** |

# SVA FINANCIAL SERVICES, LLC
## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED MAY 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Net income | $ 4,153 | $ 4,555 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities | | |
| Depreciation and amortization | 583 | 1,014 |
| Loss on disposal of fixed assets | 2,102 | - |
| Increase (decrease) in cash due to changes in | | |
| Miscellaneous receivables | - | 6,067 |
| Related party receivable | (19) | 28,614 |
| Prepaid expenses | 3,709 | 2,136 |
| Deferred salaries payable | (10,863) | 54,783 |
| Accounts payable and accrued expenses | (16,194) | (16,926) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | (16,529) | 80,243 |
| INVESTING ACTIVITIES | | |
| Proceeds from sale of property and equipment | 1,153 | - |
| NET CASH PROVIDED BY INVESTING ACTIVITIES | 1,153 | - |
| FINANCING ACTIVITIES | | |
| Capital withdrawals and distributions | (100,000) | - |
| NET CASH USED IN FINANCING ACTIVITIES | (100,000) | - |
| NET (DECREASE) INCREASE IN CASH | (115,376) | 80,243 |
| CASH, BEGINNING OF YEAR | 210,471 | 130,228 |
| CASH, END OF YEAR | $ 95,095 | $ 210,471 |

See Notes to Financial Statements

## NOTE 1 - ORGANIZATION

SVA Financial Services, LLC, (the Company), is registered as a limited broker-dealer with the U.S. Securities and Exchange Commission and a member of the National Association of Securities Dealers Regulation, Inc. (NASD). The Company was established in October of 1999; however, the Company did not commence its principal operations until June 16, 2000, when the Company received NASD approval.

The Company is a wholly owned subsidiary of Diversified Services of Wisconsin, Inc. (formerly SVA Consulting, Inc.). The Company's principal business is in the referral of prospective life, disability, malpractice and other variable and annuity clients to other licensed NASD firms in exchange for a portion of the commission earned from the sale of variable life insurance and annuity contracts to those clients. The Company is currently licensed to conduct business in the states of Wisconsin, Iowa, Illinois, Florida and Arizona.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Cash*

For purposes of the statements of cash flows, cash is defined as demand deposits and certificates of deposit with an original maturity of three months or less.

*Revenue Recognition*

Commission revenue from the sale of variable life insurance and annuity contracts to referred clients is recognized in the period in which the commission is received.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 3 - NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At May 31, 2007, the Company had net capital, as computed under the rule, of $49,825 and its ratio of aggregate indebtedness to net capital was 0.91 to 1.

(continued on next page)

## NOTE 4 – INCOME TAXES

The Company is a Limited Liability Company whose member is taxed on its share of the Company's earnings. Therefore, no provision or liability for Federal or state income taxes related to the LLC is included in these financial statements.

## NOTE 5 – SERVICE AGREEMENT

On February 7, 2000, the Company entered into a service agreement with Buchholz Planning Corporation (BPC), a licensed NASD firm. The terms of the agreement are for the Company to refer prospective life, disability, malpractice and other insurance clients to BPC and, to a limited extent, assist BPC representatives in the offer and sale of insurance to those clients. In return, BPC will provide securities services to those clients and will compensate the Company for use of its client base and for its limited insurance sales assistance functions. Expenses incurred from the sale of these insurance contracts will be split equally if approved by both parties.

Commissions received from BPC represented approximately 46% and 30% of the total commissions earned for the years ended May 31, 2007 and 2006, respectively. Expenses paid to BPC for services performed represented approximately 16% and 7% of the total expenses incurred by the Company for the years ended May 31, 2007 and 2006, respectively.

## NOTE 6 – RELATED PARTY

Effective June 1, 2003, the Company entered into a management services agreement with an entity of common ownership, Suby, Von Haden & Associates, S.C. The agreement states that Suby, Von Haden & Associates, S.C. agrees to provide the Company with all customary and appropriate administration and support services and benefits, including internal bookkeeping services, administrative staff, payroll services, office space, utilities and office equipment. As consideration for these services, the Company has agreed to pay $250 per month through May 31, 2005 and thereafter unless either of the parties gives notice to intent to terminate or amend the agreement. Effective November 1, 2005, the agreement was amended to increase the consideration for services to $1,500 per month. Effective November 1, 2006, the agreement was amended to decrease the consideration for services to $600 per month.

During the year ended May 31, 2007, the parent company authorized distributions of previously contributed member capital totaling $100,000.

Amounts due to or due from related companies are for reimbursable amounts paid on behalf of or by the related company.

# SVA Financial Services, LLC

# SVA FINANCIAL SERVICES, LLC

**Schedule I**

**COMPUTION OF NET CAPITAL PURSUANT TO RULE 15c-3-1**
**MAY 31, 2007**

**NET CAPITAL**

| | | |
|---|---|---|
| MEMBER CAPITAL | $ | 51,758 |
| DEDUCTIONS | | (1,933) |
| NET CAPITAL | $ | 49,825 |
| MINIMUM NET CAPITAL REQUIREMENT PER RULE 15c-3-1 (a)(2)(vi) (the greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ | 5,000 |
| AGGREGATE INDEBTEDNESS | $ | 45,271 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 0.91 to 1 |

# SVA FINANCIAL SERVICES, LLC

**Schedule II**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c-3-3**
**MAY 31, 2007**

---

The Company is exempt from Rule 15c-3-3 under paragraph k(2)(ii) and has obtained a waiver from the National Association of Securities Dealers, Inc. (NASD) to this effect and, accordingly, is not required to make the periodic computation or reserve requirements for the exclusive benefit of customers.

The Company was in compliance with the conditions of the exemption for the year ended May 31, 2007.

## SVA FINANCIAL SERVICES, LLC

**Schedule III**

**RECONCILIATION OF COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS**
**MAY 31, 2007**

---

The Company operates on a fully disclosed basis under Rule 15c-3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c-3-3**
**MAY 31, 2007**

The Company is exempt from Rule 15c-3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.


EideBailly

CPAs & BUSINESS ADVISORS

**INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5**

To the Members
**SVA Financial Services, LLC**
Middleton, Wisconsin

In planning and performing our audit of the financial statements of **SVA Financial Services, LLC** (the Company) for the year ended May 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Minneapolis, Minnesota
July 24, 2007

END